SIMPSON THACHER & BARTLETT LLP

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September 29, 2023

VIA EDGAR TRANSMISSION

Re:	BrightSpring Health Services, Inc. Draft Registration Statement on Form S-1 Submitted August 28, 2023 CIK No. 0001865782

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington D.C. 20549-3561

Ladies and Gentlemen:

On behalf of BrightSpring Health Services, Inc. (the “Company”), we hereby confidentially submit for non-public review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement on Form S-1 (the “Registration Statement”). The Company has prepared Amendment No. 1 in response to the Staff’s comments in its letter, dated September 22, 2023, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure. We are seeking confidential treatment for the submission pursuant to Rule 83 of the Commission.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	September 29, 2023

Cover Page

1.

We note your statement that you have applied to list your common stock on Nasdaq. Please state whether approval for listing on Nasdaq is a condition to closing of the offering. Once finalized, please ensure your disclosure is consistent with your underwriting agreement.

The Company has revised its disclosure on the cover page, pages 225, A-1, and A-70 to state that the approval for listing on Nasdaq is a condition to closing of the offering. The Company respectfully advises the Staff that the disclosure on this topic contained in the Registration Statement will be consistent with the underwriting agreement.

Industry and Market Data, page ii

2.

We note your statement that “[w]hile we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research, surveys, and estimates are reliable, such research, surveys, and estimates have not been verified by any independent source.” It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise or specifically state that you take liability for these statements.

The Company has revised its disclosure on page iii to remove these statements in their entirety.

Summary Highlights of Our Business, page 1

3.

We note your statement that you are “[a] leading, diversified, independent provider of home and community-based healthcare services in the United States.” Please revise to provide support for your assertion that you are a leading provider and explain what independent provider means in this context.

The Company has revised its disclosure in the Industry and Market Data section on page iii to provide support for its assertion that it is a leading provider and in the Basic of Presentation Section on page v to explain how the Company defines and uses the term “independent provider.”

4.

We note your statement here regarding your “over $1.75 trillion combined market opportunity,” your statement on page 7 that “[t]he Senior and Specialty patients we serve represent a market opportunity of over $1.75 trillion” and similar statements on page 8 and throughout the prospectus. Please clarify how this $1.75 trillion figure is calculated and discuss any material assumptions underlying the estimate, including your assumed market penetration.

Securities and Exchange Commission	September 29, 2023

The Company has revised its disclosure in the Industry and Market Data section on page iii to disclose how the $1.75 trillion figure is calculated and the material assumptions underlying the figure, including its assumed market penetration.

5.

We note your reference to “numerous businesses growing organically into the double-digits.” Please clarify what you mean by businesses in this context as it appears to be different than your two segments.

The Company has revised its disclosure on pages 1 and 90 to remove the statement in its entirety.

Summary, page 1

6.

Your prospectus Summary should provide a balanced presentation of your business. Please revise to discuss the challenges you face, including, as examples only, competitive conditions in the markets you serve, regulatory risk as a result of your substantial reliance on government healthcare programs such as Medicare and Medicaid, and your level of indebtedness.

The Company has revised its disclosure on pages 9, 16, 17, and 18 in response to the Staff’s comment.

7.

We note various statements in your prospectus regarding expectations or beliefs that do not appear to be attributed to the Company or an outside source. Please revise these statements to state that they are your beliefs or expectations or otherwise attribute the statements. For example, we note without limitation your statements:

•

on page 2: “The chronic conditions and long-term health needs of these patients not only represent an outsized share of health care spend today, but also are expected to drive a disproportionate share of future expenditures;”

•	on page 8: “Healthcare expenditures in the United States totaled $4.4 trillion in 2022 and are expected to reach $4.9 trillion in 2024;”

•	on page 12: “Over $40 billion in annual U.S. health care spending is attributed to hospital readmissions, and home health care can reduce 365-day post-discharge costs by more than $6,000 per patient;”

•	on page 19: “Seniors over the age of 65 are expected to grow at three percent a year by 2030, and the population size of people over age 85 is expected to double by 2040;”

•	on page 19: “There is an estimated six percent growth rate in the number of Seniors needing supportive care services, and 70% of adults over the age of 65 will need assistance at some point;”

Securities and Exchange Commission	September 29, 2023

•	on page 19: “Hospice services are projected to grow at seven to eight percent per year, and neuro rehab services are estimated to grow at eight percent per year;” and

•

on page 19: “Reimbursement rates for hospice services have increased by 2.0% on average per year since 2014, while home health spending in the U.S. is projected to increase by eight percent per year through at least 2028.”

In response the Staff’s comment, the Company has revised the statements above and similar statements in the Registration Statement to attribute them to outside sources, where applicable. In addition, the Company has clarified in the Industry and Market Data section on page ii that unless specifically cited to an outside source, the data and other information contained in Amendment No. 1 are based on the Company’s estimates and calculations.

8.

We note your reference to “excellent” and “world class” Net Promoter Scores. Here or elsewhere in the prospectus, please briefly explain what Net Promoter Scores are and how they are calculated. Please explain the criteria for “excellent” and “world class” ratings. Additionally, please explain why you have multiple different NPS ratings and if these reflect ratings at different times or for different aspects of your business.

In response to the Staff’s comment, the Company has revised its disclosure in the Basis of Presentation section on pages v and vi to include an explanation of Net Promoter Score, the method of its calculation, different criteria, and the reasons for multiple different NPS ratings.

9.

We refer to your statement that you “provide home-based primary care, which is associated with a 50% reduction in hospitalization rate and a 20% reduction in emergency room visits.” Please expand on this statement to explain what the baseline comparison is for these percentage reductions and what the association is between home-based primary care and these reductions. Additionally, please revise to attribute or otherwise explain the basis for these statements.

The Company has revised its disclosure on pages 5 and 135 to expand on this statement to explain what the baseline comparison is for these percentage reductions and what the association is between home-based primary case and these reductions. The Company has further revised its disclosure in the Industry and Market Data section on page ii to attribute such statements to third-party studies.

10.	We note your statement that you “reduce the cost of long-term care for Behavioral patients by over $100,000 per year.” Please revise to explain the baseline used for this comparison.

The Company has revised its disclosure on pages 5 and 135 to explain the baseline used for the comparison.

Securities and Exchange Commission	September 29, 2023

11.

We refer to your statement that “These pharmacy services optimally manage medication regimens and drug utilization and minimize adverse medical effects, which reduce drug spending and help to capture potentially up to $2,400 in savings from increased medication adherence.” Please explain how the $2,400 in potential savings is calculated, if it is a maximum potential benefit and the applicable timeframe for the savings (annual, lifetime, etc.).

The Company has revised its disclosure in the Industry and Market Data section on page ii to explain how the $2,400 in potential savings is calculated and its disclosure on pages 5 and 135 to clarify that such savings is an approximate annual figure based on a study and not the maximum potential benefit.

12.

We note your statement that you have “six-month line of sight on approximately 76% of our service volume and 69% line of sight on our service volume over a year.” Please explain what line of sight means in this context.

The Company has revised its disclosure on pages 7 and 138 in response to the Staff’s comment.

13.	Please provide data concerning your peers or your industry for all statements of comparison. For example, we note without limitation your statements:

•	on page 3: “We manage one of the nation’s largest independent platforms of both pharmacy and provider services offered on a daily basis in home and community settings;”

•	on page 3: “We are one of the largest independent providers of home and community-based health services in the United States;”

•	on page 5: “We achieve hospitalization rates that are 30% lower than the national average in home-based primary care;”

•

on page 6: “As a result, and for example, our client and patient and associated family satisfaction scores are 99% for outpatient rehab services, 95% for home infusion patients, 81% per Home Health CAHPS, which is higher than the national average;”

•	on page 10: “Our best-in-class pharmacy support...;”

•

on page 11: “Our customer service and quality metrics are best-in-class as compared to peers, such as time-to-first-fill (4.2 day average turnaround time), 96.9% overall Medication Possession Ratio, or MPR, and 95% infusion patient satisfaction scores;”

•	on page 13: “we believe that our nurse-to-patient visit frequency and staffing ratio is well above industry averages;”

Securities and Exchange Commission	September 29, 2023

•	on pages 18-19: “While we have leading share and scale in a number of our patient services settings...;” and

•	on page 141: “we drive sales and marketing best practices across all geographies to drive referral and volume growth rates that are generally and consistently above market growth rates.”

In response to the Staff’s comment, the Company will supplementally provide the Staff on a confidential basis with a binder of materials that contains factual support for the statements concerning its peers or its industry for all statements of comparison contained in Amendment No. 1, including the statements noted by the Staff in its comment. Please note that certain of the statements identified above have been revised in Amendment No. 1.

14.	We note that you mention various ratings and scores. Please revise to further describe what these are and how they are calculated. For example, we note your statements:

•	on page 2: “We achieve 99% patient satisfaction in our outpatient rehab services, an 84% overall rating of care in hospice...;”

•

on page 5: “We achieve … an 84% overall rating of care in hospice, and four stars (out of five) in the Consumer Assessment of Healthcare Providers and Systems, or CAHPS, home health patient survey ratings;”

•

on page 6: “As a result, and for example, our client and patient and associated family satisfaction scores are 99% for outpatient rehab services, 95% for home infusion patients, 81% per Home Health CAHPS, which is higher than the national average, 84% for Hospice CAHPS, and Seniors and Behavioral supportive care clients and families (or guardians) report an average satisfaction score of over 4 (out of 5);”

•	on page 11: “Our customer service and quality metrics are best-in-class as compared to peers, such as … 96.9% overall Medication Possession Ratio, or MPR;” and

•	on page 13: “We have an 8.8 Hospice Care Index, or HCI, score…”

The Company has revised its disclosure throughout Amendment No. 1 to further describe various ratings and scores and how they are calculated.

Our Value Proposition, page 5

15.

We note your statement that your “pace of acquisitions has been consistent, with 12, 12, and 6 deals completed each year in 2020, 2021, and 2022, respectively, and 2 deals completed in the six months ended June 30, 2023.” Please remove or revise the reference to a consistent pace of acquisitions, as it appears the number of completed deals has declined.

Securities and Exchange Commission	September 29, 2023

The Company has revised its disclosure on pages 7 and 138 to remove these references.

Pharmacy Solutions, page 10

16.

We note your statement that “[i]n 2020, 2021, and 2022, as a testament to our leading quality and service, we achieved “world-class” NPS scores of over 90, which also triggered quality incentive payments.” Please explain what these incentive payments are, their general amount and by whom they were paid.

The Company has revised its disclosure on pages 11, 92, and 142 to explain what the incentive payments are, their general amount, and by whom they were paid.

Provider Services, page 12

17.

We note your statement here that the provider services you provide “consist of clinical and supportive care” and your statement on page 13 that “[y]our primary care clinicians optimize clinical and care decisions as they see and manage both Seniors and Behavioral (including I/DD) patients…” Please revise the description of your Provider Services segment to clarify if you directly employ physicians who are providing healthcare services to your patients or are otherwise practicing medicine. Please discuss applicable government regulations and laws concerning the corporate practice of medicine and fee-splitting and how such regulations apply to your business model, including any associated risks and liabilities. Please also revise your Risk Factors and Business sections accordingly.

The Company has revised its disclosure on pages 9, 13, 42, 94, 140, 144, and 154 to clarify that the Company directly employs physicians who provide healthcare services to its patients. In addition, the Company has revised its disclosure in the Business section on page 165 to discuss applicable government regulations and laws concerning the corporate practice of medicine and fee-splitting and how such regulations apply to its business model. The Company has also revised its disclosure in the Risk Factors section on pages 57 and 59 in further response to the Staff’s comment.

Operational Excellence, page 15

18.

We refer to your statement that “[i]n 2022, the implementation of our PMO-led continuous improvement program over the past seven years at the enterprise level has resulted in approximately $41.5 million of savings (in addition to annual efficiencies and savings work throughout field operations).” Please explain how the $41.5 million of savings is calculated, what baseline is being used for the comparison, and if this represents an annual figure for 2022 or cumulative savings over a seven-year period.

Securities and Exchange Commission	September 29, 2023

The Company has revised its disclosure on pages vi and vii to explain how the $41.5 million of savings is calculated, including the baseline used for the comparison, and revised its disclosure on pages 16, 98, and 146 to clarify that the $41.5 million is an annual figure for 2022.

Risk Factors

Risks Related to Our Business, page 32

19.

We note that on page 52 you state: “While we maintain liability coverage that we believe is appropriate given the nature and breadth of our operations, any claims against us in excess of insurance limits, or multiple claims requiring us to pay deductibles, as well as the potential impact on our brand or reputation as a result of being involved in any legal proceedings, could have a material adverse impact on our business, results of operations and financial condition” and on page 53 you state: “In addition, we self-insure for various risks, including employment class actions, False Claims Act actions, adverse regulatory actions, commercial contractual or commercial tort actions, and intellectual property actions.” Please revise these risk factors to clarify, as you do elsewhere, that you are self-insured for a substantial portion of your general and professional liability, automobile, workers’ compensation, and health benefit risk.

The Company has revised its disclosure on pages 53, 54, and 129 accordingly.

Security breaches, loss of data, and other disruptions could compromise sensitive business or patient information..., page 50

20.

We note your statement that “in March 2023, we experienced a ransomware attack that resulted in a breach of more than 6 million individuals’ personal information (including PHI); as a result of such incident, we notified the impacted individuals and applicable regulators and are currently subject to a HHS Office for Civil Rights investigation, various state regulatory investigations, and various lawsuits in connection with this incident.” Please note whether you expect this ransomware attack and the associated investigations and lawsuits could have a material impact on your business. Additionally, we note that in general “you have been subject to HHS investigations with respect to data privacy and security incidents involving PHI in the past” and that your “systems and those of [y]our third-party service providers and business partners . . . have experienced, data or security breaches, cyberattacks (including ransomware), acts of vandalism, computer viruses, misplaced or lost data, human errors, or other similar events.” Please revise as necessary to ensure all material investigations and events are described aside from the March 2023 example.

The Company has revised its disclosure on page 51 to clarify that it does not currently expect that the ransomware attack in March 2023, and the associated investigations and lawsuits, will have a material impact on its business, and further confirms that all material investigations and events have been described. More specifically, the Company respectfully advises the Staff that there have been no material HHS investigations with

Securities and Exchange Commission	September 29, 2023

respect to data privacy and security incidents involving PHI, and that the Company’s systems and those of its third-party service providers and business partners have not experienced data or security breaches, cyberattacks (including ransomware), acts of vandalism, computer viruses, misplaced or lost data, human errors, or other similar events that have been considered to be a material investigation or event for the Company.

Risk Factors

Risks Related to Our Regulatory Framework

Many states have CON laws or other regulatory provisions..., page 59

21.

Please expand on this risk factor to discuss whether certificate of need laws or other similar regulatory provisions have materially impacted your business to date and if you expect them to have a material impact on your business going forward. For example, please note if you have applied for, and, if so, whether you have been granted or denied, a certificate of need in any of the states in which you currently operate or states into which you have attempted to expand. If material, please quantify the percentage of your business that relies upon certificates of need or other such state regulatory approvals.

The Company has revised its disclosure on pages 60 and 61 accordingly.

Risks Related to Our Indebtedness

Our variable rate indebtedness subjects us to interest rate risk..., page 67

22.

Please expand on this risk factor to discuss your interest rate swap agreements. In this regard, we note your statement on page 129 that as of June 30, 2023, your debt outstanding was $3.5 billion, of which $2.0 billion is fixed through interest rate swap agreements.

The Company has revised its disclosure on page 69 to discuss its interest rate swap agreements.

Use of Proceeds, page 82

23.

Please revise the Use of Proceeds section to note that, pursuant to the terms of the Monitoring Agreement, you expect to pay a termination fee to the Managers in connection with the offering. Once known, please specify the expected amount of the termination fee.

The Company has revised its disclosure in the Use of Proceeds section on page 83 and related disclosure throughout Amendment No. 1 accordingly. The Company will specify the expected amount of the termination fee, once known.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Stable Reimbursement Environment Across our Portfolio of Businesses, page 96

24.	We note your statement that “[d]ue to the medical necessity of our services, which are lower cost than healthcare services provided in other settings and reduce ER,

Securities and Exchange Commission	September 29, 2023

hospital and institutional facility utilization, we have a history of reimbursement stability characterized by low-to-mid single digit rate increases across our lines of business over the past 10 years.” Please also note the average reimbursement rate increase over the previous 10 year period.

The Company has revised its disclosure on page 97 accordingly

Factors Affecting Results of Operations and Comparability, page 99

25.

We note your disclosure that on November 1, 2022 you completed the sale of Workforce Solutions for a base purchase price of $155.8 million, net of cash divested of $2.7 million. Please expand on this disclosure to note the use of proceeds from the sale.

The Company has revised its disclosure on page 100 accordingly.

Impact of COVID-19 and CARES Act, page 100

26.

We note your statement that “[d]uring 2020 and 2021, we experienced an annual script reduction of approximately 2.7 million scripts when compared with our pre-pandemic levels in January and February 2020.” Please also note the level of annual scripts during 2022 as compared to your pre-pandemic levels.

The Company has revised its disclosure on page 101 to note the level of annual scripts during 2022 and to clarify that the 2022 script volume was not materially impacted by the pandemic and related factors.

Non-GAAP Financial Measures, page 114

27.

With reference to Question 100.01 Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022, please address the following comments related to certain of your adjustments made in the determination of Adjusted EBITDA:

•

We note that the startup costs, as more fully discussed in your response dated September 7, 2021, appear to be normal recurring cash operating expenses necessary to operate your business. It therefore appears that these costs should not be excluded from your non-GAAP performance measure. Please advise or revise to remove such adjustment;

•

We note that the management fees, as more fully discussed on page 197, appear to be normal recurring cash operating expenses necessary to operate your business. It therefore appears that these costs should not be excluded from your non-GAAP performance measure. Please advise or revise to remove such adjustment;

•	We note you have adjusted for significant project costs in each period since fiscal year 2020. We also note your response letter dated September 7, 2021

Securities and Exchange Commission	September 29, 2023

indicated that the project was not expected to recur within the next two years. Please more fully explain why you continue to incur costs for the migration of the Company’s financial general ledger system and related reporting systems to an updated platform. Fully explain the nature of these costs and how you concluded that they were not normal recurring cash operating expenses; and

•

We note that your legal costs and settlements, as disclosed in adjustment 5 and in your response dated September 7, 2021, represent potential settlement accruals and defense costs associated with certain PharMerica litigation matters associated with three historical cases. Please separately quantify the settlement accruals and defense costs. Please note that, notwithstanding the timing of these cases, your defense costs appear to be normal recurring cash operating expenses necessary to operate your business. It therefore appears that these costs should not be excluded from your non-GAAP performance measure. Please advise or revise to remove such adjustment.

The Company acknowledges the Staff’s comment and respectfully advises that it has considered Question 100.01 of the Non-GAAP Compliance & Disclosure Interpretations, as updated December 13, 2022, as well as Rule 100(b) of Regulation G to which Question 100.01 relates. As set forth in greater detail below, the Company respectfully maintains that each of the costs classified as “startup costs,” “management fees,” “significant project costs” and “legal costs and settlements” are appropriate items for exclusion from the Company’s presentation of Adjusted EBITDA, including that the exclusion of such costs does not cause the Company’s presentation of Adjusted EBITDA to be misleading. The Company further maintains that excluding these items as part of its presentation of Adjusted EBITDA provides useful supplemental information to management, investors, analysts, lenders and other market participants when evaluating the Company’s core business results, because each adjustment fits into one or more of the following categories and is not otherwise misleading as set forth in updated Question 100.01: (a) items that relate to certain organizational start-up, restructuring or closure activities; (b) items relating to contractual obligations that will be terminated in connection with the proposed offering; (c) non-recurring, unusual or infrequent items that the Company believes are not reasonably likely to recur within the next two years or for which there was not a similar charge or gain within the prior two years; and (d) non-cash charges that do not accurately reflect the operating performance of the Company’s business in any given period. Further, the Company further confirms that it believes that such presentation complies with Item 10(e) of Regulation S-K, Regulation G, and all relevant Compliance and Disclosure Interpretations. The following is a discussion of the Company’s view of the appropriateness of each of the adjustments referenced by the Staff.

Startup costs

With respect to adjustments relating to startup costs, as an initial matter the Company notes that not all startup costs are excluded from Adjusted EBITDA. A significant amount of startup costs, specifically those that are related to organic growth within new locations and considered normal recurring cash operating expenses by the Company, are not excluded from

Securities and Exchange Commission	September 29, 2023

Adjusted EBITDA. In contrast, on occasion the Company incurs startup costs attributable to certain strategic initiatives distinct from its normal operations, such as costs associated with opening its de novo locations in conjunction with expansion into specific new geographies. These de novo startup costs are only considered for potential adjustment to Adjusted EBITDA prior to operations commencing; once the de novo location begins business operations, no expenses associated with such locations are excluded. The Company evaluates all startup costs to determine which would be considered to be normal, recurring costs of operations and believes that the costs it has determined to exclude from Adjusted EBITDA are appropriate, as they are costs which are incurred on a more limited basis and may fluctuate based on the number, timing and geographic location of new locations, leading to difficulties in comparability of periods. As a result, the Company has concluded that such costs are not part of the Company’s normal, recurring, cash operating expenses, and the exclusion of such costs does not cause the Company’s presentation of Adjusted EBITDA to be misleading. The Company further maintains that the exclusion of these startup costs from Adjusted EBITDA, together with the accompanying disclosure relating to the presentation of this metric, is helpful to potential investors and other readers of Amendment No. 1 because it enhances comparability of the Company’s operating performance from period to period and provides investors with a more accurate view of results associated with the Company’s standard operating activities.

Management fees

This adjustment relates to the annual management fees payable by the Company under its Monitoring Agreement, which will be terminated upon completion of the offering. As such, the Company respectfully advises the Staff that an adjustment for this item is appropriate due to the fact that these costs that will no longer be applicable and representative of the Company’s ordinary operating performance from and after completion of the offering to which the Registration Statement relates. The fees paid historically under the Monitoring Agreement pertain to either (i) activities that are expected to be performed by existing Company personnel upon the agreement’s termination, and thus not expected to result in incremental costs, or (ii) acquisitions, divestitures, and external financing activities, which costs would otherwise be excluded from Adjusted EBITDA based upon the Company’s historical practice.

Significant project costs

As noted in greater detail below, significant project costs primarily pertain to transformational projects, including those relating to the Company’s financial general ledger system migration and related business intelligence system implementations, an implementation of a replacement Pharmacy billing system, and cybersecurity initiative.

The Company’s financial general ledger system migration project began in 2019 and was implemented in the fourth quarter of 2020, which was followed by the implementation of related business intelligence systems. A portion of the expenditures incurred related to such migration and implementation were capitalized as development costs, which are subsequently amortized as Selling, general and administrative expenses, in accordance with ASC 350-40, Internal Use Software, and are expected to be recognized through the second quarter of 2024. The amortization of such capitalized costs are not classified as depreciation or amortization in the Company’s consolidated financial statements and thus not separately excluded from the Company’s Adjusted EBITDA calculation. For the years ended December 31, 2022, 2021 and 2020, total capitalized development costs

Securities and Exchange Commission	September 29, 2023

associated with the general ledger system migration and the related business intelligence system implementations were $2.5 million, $3.8 million, and $3.2 million, respectively. For the six months ended June 30, 2023 and 2022, these costs were $1.0 million and $1.5 million, respectively.

Other significant project costs excluded from Adjusted EBITDA relate to the implementation of a Pharmacy billing system to replace a legacy system, which began in the second half of 2022 and is expected to be completed in first quarter of 2024. These costs are considered to be one-time in nature. For the year ended December 31, 2022, total project costs associated with this system implementation were $0.8 million; for the six months ended June 30, 2023, these costs were $1.1 million.

The final category of significant project costs excluded from Adjusted EBITDA relate to a cybersecurity initiative undertaken by the Company in response to a ransomware attack in the first half of 2023 and as referenced elsewhere in Amendment No. 1. These costs are considered one-time in nature. For the six months ended June 30, 2023, total project costs associated with this cybersecurity initiative totaled $2.5 million, primarily consisting of cyber forensics and notification costs.

The Company acknowledges the Staff’s comment and its prior response letter dated September 7, 2021, and notes further that from time to time the Company undertakes significant projects, such as the three items noted above, that are intended to be transformational in nature and not considered to be a part of the Company’s normal and recurring business operations, and not expected to recur in its future business plans. The Company believes that these costs, which are incurred on an infrequent and limited basis, are not reflective of the Company’s operating performance. Moreover, because these significant projects are not entered into with any level of consistency of timing or scope, the exclusion of costs related to such projects provides a more meaningful understanding to investors and others of the ongoing results of the Company. In Question 100.01, the Staff acknowledges that the question of whether an adjustment results in a misleading non-GAAP measure depends on a company’s individual facts and circumstances. The Company believes that the particular facts and circumstances behind these significant projects support the Company’s position that adjusting for such costs in its presentation of Adjusted EBITDA is appropriate, helpful and not misleading to its investors. The Company has revised its disclosure on pages 32 and 116 to specify the amounts excluded for each category of the adjustment described above for the periods presented as it believes such disclosure would further help investors’ understanding of the adjustment.

Legal costs and settlements

Similar to the discussion of startup costs, it is worth noting as an initial matter that the Company is involved in a variety of legal and regulatory proceedings and that ordinary expenses relating to legal fees (internal and external), settlements, or related credits are not excluded from Adjusted EBITDA as the Company considers them to be part of its normal course of business. In contrast, the costs reflected within the “Legal costs and settlements” adjustment solely relate to three distinctive cases that were commenced prior to the December 7, 2017 purchase of PharMerica Corporation by affiliates of Kohlberg Kravis Roberts & Co. L.P. and Walgreens Boots Alliance, Inc. These cases are distinguishable from the Company’s routine legal matters due to the timing of their commencement, unusual nature (no similar cases have been brought since the PharMerica

Securities and Exchange Commission	September 29, 2023

purchase) and magnitude, and the costs attributable to them are distinctive from ordinary course legal fees and expenses in a manner that supports exclusion from Adjusted EBITDA.

The Company has excluded approximately $9.1 million, $11.4 million, and $12.3 million of defense related costs relating to these matters for the years ended December 31, 2022, 2021, and 2020, respectively, and $4.7 million and $4.5 million of these costs for the six months ended June 30, 2023 and 2022, respectively. Two of the three original cases remain outstanding as of June 30, 2023. The third case was settled in Q4 2020. As of June 30, 2023, the costs primarily relate to an Anti-Kickback Statute and False Claims Act allegation from 2011, as disclosed on page 170 and pages F-62 and F-63 of Amendment No. 1, which costs have increased during the six months ended June 30, 2023 in anticipation of trial set for December 2023. The Company is vigorously defending its positions in these cases. The Company has revised it disclosure on pages 30 and 115 to modify the title of the adjustment to “legal costs” as the adjustment does not include any settlement amounts.

*        *        *

For the reasons described above, the Company believes that the presentation of Adjusted EBITDA including adjustments for expenses such as certain startup costs, management fees, significant projects, and legal costs and settlements is helpful to investors, facilitates comparisons of the Company’s ongoing performance from period to period and is not misleading. The definition of excluded expenses has been consistently applied in all periods presented.

Business, page 130

28.

Please revise to describe interactions with regulators that led to measures being taken against the company or requiring material changes from the company as a result of non-compliance with applicable laws or regulations. This discussion should include, but not be limited to, the State of West Virginia, who we understand issued an Administrative Order in July of 2020 ordering an immediate admissions ban for all licensed, West Virginia locations and services of your subsidiary. Ensure appropriate risk factor disclosure is included as well. For example, we note some of these risks are disclosed on page 46, but there is no acknowledgment of prior issues.

The Company has revised its disclosure on pages 47, 160, and 166 accordingly.

Our Value Proposition, page 133

29.

On page 134 you state: “Integrating our pharmacy and provider services to measure effectiveness across quality, costs, and patient experience provides potential opportunities to pursue additional per member per month, shared savings, and risk-taking (capitated) payment models and contracts, subsequent to current quality and shared savings based incentives in multiple payor and ACO contracts today.” Please revise to explain capitated payment models, further explain your involvement with capitated payment contracts and disclose the risks associated with such models.

Securities and Exchange Commission	September 29, 2023

The Company has revised its disclosure on page 135 to state that it is not currently participating in any capitated payment models or contracts and to explain capitated payment model and risks associated with such models or contracts should the Company participate in any capitated payment models or contracts in the future.

Competitive Advantages

Track Record of Strategic and Accretive M&A Across Our Platform with Proven Ability to Execute, page 148

30.	Please balance this disclosure here concerning your successful M&A track record with disclosure concerning the debt incurred as part of these acquisitions.

The Company has revised its disclosure on page 150 accordingly.

Legal Proceedings, page 167

31.

We note your description of a complaint filed in the United States District Court for the District of New Jersey against PharMerica on March 4, 2011. Please revise to note the relief sought in the case.

The Company has revised its disclosure on page 170 to note the relief sought in the case.

Certain Relationships and Related Party Transactions, page 198

32.	Please revise to state the underwriting fees expected to be earned by KKR Capital Markets LLC from this offering.

The Company has revised its disclosure on page 201 to add a placeholder for the disclosure of the underwriting fees expected to be earned by KKR Capital Markets LLC from this offering and will state such fees based on certain assumptions about the offering in a subsequent pre-effective amendment, once known.

33.

Page F-64 states that you have a Prime Vendor Agreement with AmerisourceBergen Drug Corporation, an affiliate of WBA, under which you purchase “a significant volume of inventory.” Please tell us why this contract is not described here.

In response to the Staff’s comment, the Company has revised its disclosure on pages 41, 42, 201, F-12, F-43, and F-64, to, among other things, (i) disclose the material terms of (x) the Company’s Joinder Agreement and Eighth Amendment to the Pharmaceutical Purchase and Distribution Agreement with affiliates of the Walgreens Stockholder, governing its purchase of pharmaceutical products and services, and (y) the WBAD – Membership Agreement and the Amendment to WBAD – Membership Agreement between the Company and an affiliate of the Walgreens Stockholder governing its purchase of generic pharmaceutical products, (ii) disclose the related risks and (iii) correct the name of the agreements from a Prime Vendor Agreement. The Company respectfully advises the Staff that it will file each of the Joinder Agreement and Eighth Amendment and the WBAD – Membership Agreement, together with the Amendment thereto, as exhibits to a subsequent pre-effective amendment.

Securities and Exchange Commission	September 29, 2023

Certain U.S. Federal Income Tax Consequences to Non-U.S. Holders, page 218

34.

We note the heading here and your statement that this section is a summary of “certain” U.S. federal income tax consequences. Please revise your disclosure here to clarify that this section addresses the material U.S. federal income tax considerations as opposed to “certain” material U.S. federal income tax considerations. Revise to provide similar changes to the disclosures starting on page A-56.

The Company has revised its disclosure throughout Amendment No. 1 to clarify that the Material U.S. Federal Income Tax Consequences to Non-U.S. Holders sections address the material U.S. federal income tax considerations.

General

35.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company will supplementally provide to the Staff, under separate cover, a copy of written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf. The Company undertakes that if any additional written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will also provide the Staff with a copy of such written communication on a supplemental basis.

* * *

Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc: Securities and Exchange Commission

Conlon Danberg

Margaret Schwartz

Kristin Lochhead

Jeanne Baker

Securities and Exchange Commission	September 29, 2023

BrightSpring Health Services, Inc.

Jon Rousseau

Simpson Thacher & Bartlett LLP

Sunny Cheong

Latham & Watkins LLP

Marc Jaffe

Ian Schuman